SHARE PURCHASE AGREEMENT


              This Agreement is made as of the 20th day of September, 1995 between Weiss, Peck & Greer, L.L.C., a Delaware liability company ("WPG"), and Tomorrow Funds Retirement Trust, a Delaware business trust (the "Trust").

              WHEREAS, the Trust wishes to sell to, and WPG wishes to purchase from the Trust, $100,000 worth of Institutional Class shares of beneficial interest of Core Large-Cap Stock Fund (the "Fund") (10,000 Institutional Class shares) at a purchase price of $10.00 per Institutional Class share (the "Shares"); and


              WHEREAS, WPG is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

              NOW, THEREFORE, the parties hereto agree as follows:

              1. Simultaneously with the execution of this Agreement, WPG is delivering to the Trust, on behalf of the Fund, proceeds in the amount of $100,000 in full payment for the Shares.

              2. WPG agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

              3. WPG further agrees that it may not withdraw the Shares from the Fund at a rate, which at any time during the Fund's first five years of operations, exceeds in the aggregate $1,666.67 per month.

              Executed as of the date first set forth above.

                                  WEISS, PECK & GREER, L.L.C.



                                  By:

                                  Its:


                                  TOMORROW FUNDS RETIREMENT TRUST



                                  By:

                                  Its: